Exhibit 4.2

ISQ OPEN INFRASTRUCTURE COMPANY LLC

SHARE REDEMPTION PROGRAM

Effective as of September 2, 2025.

Definitions

“Board” shall mean the Board of Directors of each Series.

“Business Day” shall mean any day that is not a Saturday, Sunday or a day on which banks located in the United States or the Cayman Islands are required or authorized by law to be closed.

“Company” shall mean ISQ Open Infrastructure Company LLC, a Delaware limited liability company.

“Manager” shall mean I Squared Capital Registered Advisor LLC.

“Memorandum” shall mean the Company’s Confidential Private Placement Memorandum.

“NAV” shall mean the aggregate net asset value of redemption.

he Company attributable to its Shareholders or the net asset value of a class of its Shares, as the context requires, determined in accordance with the Company’s Valuation Policies and Procedures.

“Program” shall mean this share redemption program of the Company and each Series.

“Shareholders” shall mean the holders of Class F-D Shares, Class F-DTE Shares, Class D Shares, Class DTE Shares, Class E Shares, Class ETE Shares, Class F-I Shares, Class F-ITE Shares, Class I Shares, Class ITE Shares, Class F-J Shares, Class F-JTE Shares, Class J Shares, Class JTE Shares, Class F-S Shares, Class F-STE Shares, Class S Shares and Class STE Shares.

“Shares” shall mean Class F-D Shares, Class F-DTE Shares, Class D Shares, Class DTE Shares, Class E Shares, Class ETE Shares, Class F-I Shares, Class F-ITE Shares, Class I Shares, Class ITE Shares, Class F-J Shares, Class F-JTE Shares, Class J Shares, Class JTE Shares, Class F-S Shares, Class F-STE Shares, Class S Shares and Class STE Shares.

“Series I” shall mean ISQ Open Infrastructure Company LLC – Series I, a registered series of the Company.

“Series II” shall mean ISQ Open Infrastructure Company LLC – Series II, a registered series of the Company.

“Transaction Price” shall mean the redemption price per share for each class of Shares, which shall be equal to the NAV per share as of the last calendar day of the applicable quarter.

“Redemption Date” shall mean the last calendar day of the applicable calendar quarter.

Share Redemption Program

Shareholders may request that we redeem Shares through their financial intermediary or directly with the Company’s transfer agent. The procedures relating to the redemption of Shares are as follows:

●	Certain broker-dealers require that their clients process redemptions through their broker-dealer, which may impact the time necessary to process such redemption request, impose more restrictive deadlines than described under this Program, impact the timing of a Shareholder receiving redemption proceeds and require different paperwork or process than described in this Program. A Shareholder should contact its broker-dealer first if it wants to request the redemption of its Shares.

●	Under this Program, to the extent the Company chooses to redeem Shares in any particular calendar quarter, the Company will redeem Shares using a purchase price equal to the Transaction Price as of the Redemption Date (which, for the avoidance of doubt, is generally determined on or around the twentieth (20th) Business Day following the Redemption Date), subject to the Early Redemption Fee (as defined below).

o	For each calendar quarter, a Shareholder may submit a redemption request and required documentation beginning the opening of business on the first Business Day of the applicable quarter and no later than 4:00 p.m. (Eastern time) on the last Business Day of the first month of the quarter (such deadline, the “Redemption Deadline” and such submission period, the “Redemption Window”).

o	For the avoidance of doubt, a redeeming Shareholder will not be eligible to receive distributions declared on or after the Redemption Date. Additionally, all Shares timely submitted for redemption and not withdrawn as of the Redemption Deadline, shall be excluded as of the Redemption Date from the Company’s NAV and such redeemed Shares will not bear fees or expenses, including but not limited to Management Fees, Performance Participation Allocation and Servicing Fees.

●	Redemption requests received and processed by the Company’s transfer agent will be effected at the Transaction Price, subject to any Early Redemption Fee (as defined below).

o	For illustrative purposes, for redemptions occurring during the calendar quarter ended December 31, 2025, Shareholders may submit redemption requests until October 31, 2025, and accepted redemption requests will have a Redemption Date as of December 31, 2025, with a Transaction Price of the Redemption Date NAV (which should be determined on or around January 30, 2026). Such redeeming Shareholders shall receive distributions declared as of December 31, 2025, if any, but beginning January 1, 2026, shall be excluded from the Company’s NAV, and therefore, will not bear any fees or expenses nor receive any distributions.

●	Settlements of redemptions will generally be made in cash approximately thirty-five (35) calendar days after the Redemption Date (e.g., a Shareholder requesting a December 31st redemption would generally be expected to receive a settlement on or around February 4th of the following year).

●	A Shareholder may withdraw its redemption request by notifying the transfer agent, directly or through the Shareholder’s financial intermediary, on the Company’s toll-free, automated telephone line, +1 (833) 344-0365. The line is open on each business day between the hours of 9:00 a.m. and 6:00 p.m. (Eastern Time). Redemption requests must be cancelled before 4:00 p.m. (Eastern Time) on the Redemption Deadline of the applicable calendar quarter.

●	If a redemption request is received after 4:00 p.m. (Eastern Time) on the Redemption Deadline of the applicable calendar quarter, the redemption request will not be executed and, if a Shareholder still wishes to have its Shares redeemed, must be resubmitted after the start of the next quarter. Redemption requests received and processed by the Company’s transfer agent on a business day, but after the close of business on that day or on a day that is not a business day, will be deemed received on the next business day. All questions as to the form and validity (including time of receipt) of redemption requests and notices of withdrawal will be determined by us, in the Company’s sole discretion, and such determination shall be final and binding.

●	Redemption requests may be made by mail or by contacting the Shareholder’s financial intermediary, both subject to certain conditions described in the Memorandum. If making a redemption request by contacting the Shareholder’s financial intermediary, the Shareholder’s financial intermediary may require the Shareholder to provide certain documentation or information. If making a redemption request by mail to the transfer agent, the Shareholder must complete and sign a redemption authorization form, which can be found at the end of this Program and which will be available on the Company’s website, www.isqopeninfraco.com. Written requests should be sent to the transfer agent at the following address:

Regular Mail:

ISQ Open Infrastructure Company LLC

SS&C GIDS, Inc.

P.O. Box 219434

Kansas City, MO 64121-9302

Overnight Mail:

ISQ Open Infrastructure Company LLC

SS&C GIDS, Inc.

801 Pennsylvania Avenue, Suite 219434

Kansas City, MO 64105-1307

Toll Free Number: +1 833-344-0365

Corporate investors and other non-individual entities must have an appropriate certification on file authorizing redemptions. A signature guarantee may be required.

●	For processed redemptions, Shareholders may request that redemption proceeds are to be paid by mailed check provided that the check is mailed to an address on file with the transfer agent for at least 30 days. Shareholders should check with their broker-dealer that such payments may be made via check or wire transfer, as further described herein.

●	Shareholders may also receive redemption proceeds via wire transfer, provided that wiring instructions for their brokerage account or designated U.S. bank account are provided. For all redemptions paid via wire transfer, the funds will be wired to the account on file with the transfer agent or, upon instruction, to another financial institution provided that the Shareholder has made the necessary funds transfer arrangements. The customer service representative can provide detailed instructions on establishing funding arrangements and designating a bank or brokerage account on file. Funds will be wired only to U.S. financial institutions (ACH network members).

●	A medallion signature guarantee will be required in certain circumstances. The medallion signature process protects Shareholders by verifying the authenticity of a signature and limiting unauthorized fraudulent transactions. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker-dealer, clearing agency, savings association or other financial institution which participates in a medallion program recognized by the Securities Transfer Association. The three recognized medallion programs are the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program and the New York Stock Exchange, Inc. Medallion Signature Program. Signature guarantees from financial institutions that are not participating in any of these medallion programs will not be accepted. A notary public cannot provide signature guarantees. We reserve the right to amend, waive or discontinue this policy at any time and establish other criteria for verifying the authenticity of any redemption or transaction request. We may require a medallion signature guarantee if, among other reasons: (1) the amount of the redemption request is over $500,000; (2) the Shareholder wishes to have redemption proceeds transferred by wire to an account other than the designated bank or brokerage account on file for at least 30 days or sent to an address other than the Shareholder’s address of record for the past 30 days; or (3) the Company’s transfer agent cannot confirm the Shareholder’s identity or suspects fraudulent activity.

●	If a Shareholder has made multiple purchases of any class of Shares, any redemption request will be processed on a first in/first out basis unless otherwise requested in the redemption request.

Early Redemption Fee

Requests for redemption are subject to an early redemption fee (the “Early Redemption Fee”) of 5% of the NAV of the Shares redeemed from a Shareholder if any Shares are redeemed within 24 months of the original issue date of such Shares.

Any Early Redemption Fee will inure to the benefit of the Company. The Company may, from time to time, waive the Early Redemption Fee in the case of redemptions resulting from death, qualifying disability or divorce. In addition, Shares may be sold to certain feeder vehicles primarily created to hold such Shares and that in turn offer interests in such feeder vehicles to non-U.S. persons. For such feeder vehicles and similar arrangements in certain markets, the Company may not apply the Early Redemption Fee to the feeder vehicles or underlying investors, often because of administrative or systems limitations. Further, the Company may not apply the Early Redemption Fee on redemptions of the Shares submitted by discretionary model portfolio management programs (and similar arrangements) as approved by the Company.

All questions as to the applicability of the Early Redemption Fee, including the specific facts pertaining thereto, and the validity, form and eligibility (including time of receipt of required documents) of a waiver from the Early Redemption Fee will be determined by the Manager, in its sole discretion, and its determination will be final and binding.

Sources of Funds for Redemptions

A Series may fund redemption requests from sources other than cash flow from operations, including, without limitation, borrowings, offering proceeds and the sale of our assets, and the Series has no limits on the amounts we may fund from such sources.

Redemption Limitations

A Series may redeem fewer Shares than have been requested in any particular quarter to be redeemed under the Program, or none at all, in our discretion at any time. In addition, the aggregate NAV of total redemptions of Shares will be limited to no more than 5% of the Company’s aggregate NAV per calendar quarter (measured using the average aggregate NAV attributable to Shareholders as of the end of the immediately preceding calendar quarter), without duplication. Aggregate NAV will be reflective of Series I NAV which consists of all the underlying assets of Series II.

In the event that the Company determines to redeem some but not all of the Shares submitted for redemption during any quarter, Shares submitted for redemption during such quarter will be redeemed on a pro rata basis after the Company has redeemed all Shares for which redemption has been requested due to death, divorce, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Shareholder. All unsatisfied redemption requests must be resubmitted after the start of the next quarter, or upon the recommencement of the Program, as applicable. The Transaction Price for each quarter will be available on the Company’s website at www.isqopeninfraco.com.

Each Series will not redeem Shares if (1) such purchases would impair the Company’s status as a holding company; (2) the Series would not be able to sell our assets in a manner that is orderly and consistent with our objectives in order to purchase Shares under this Program; or (3) there is, in the Board’s judgment any (a) legal action or proceeding instituted or threatened challenging the share redemption program or otherwise materially and adversely affecting the Company, (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State, which is material to the Company, (c) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (d) commencement or escalation of war, armed hostilities, acts of terrorism, natural disasters, public health crises or other international or national calamity directly or indirectly involving the United States that in the sole determination of the Board is material to the Company, (e) a material decrease in the estimated NAV from the estimated NAV as of the commencement of the Share redemption offer or (f) other events or conditions that would have a material adverse effect on the Company or its Shareholders if Shares were redeemed. Further, each Board may make exceptions to, modify or suspend this Program if, in its reasonable judgment, it deems such action to be in our best interest and the best interest of our Shareholders. Material modifications, including any amendment to the 5% quarterly limitations on redemptions, to and suspensions of the share redemption program will be promptly disclosed to Shareholders in a supplement to the Memorandum or special or periodic report filed by us. Material modifications will also be disclosed on our website. In addition, we may determine to suspend the Program due to regulatory changes, changes in law or if we become aware of undisclosed material information that we believe should be publicly disclosed before Shares are redeemed. Once the Program is suspended, our Program requires that we consider the recommencement of the plan at least quarterly. Continued suspension of our Program would only be permitted under the Program if each Board determines that the continued suspension of the Program is in our best interest and the best interest of our Shareholders. Each Board must affirmatively authorize the recommencement of the Program before Shareholder requests will be considered again. The Company will assume or cause to be assumed all fees and expenses related to a redemption of Shares. A Shareholder that has less than all of its Shares redeemed must maintain a minimum account balance after the redemption is effected, the amount of which will be established by the Company from time to time and is currently $1,000. If a Shareholder requests the redemption of a number of Shares that would cause the aggregate NAV of the Shareholder’s holdings to fall below the required minimum, a Series reserves the right to reduce the amount to be redeemed from the Shareholder so that the required minimum balance is maintained. In the alternative, we may also redeem all of such a Shareholder’s Shares. We or the Manager may waive the minimum account balance from time to time.

Schedule A

Form of Redemption Authorization Form
REDEMPTION AUTHORIZATION FOR ISQ Open Infrastructure Company LLC - Series I or ISQ Open Infrastructure Company LLC - Series II

Use this form to request redemption of your Shares in ISQ Open Infrastructure Company LLC – Series I (“Series I”) or ISQ Open Infrastructure Company LLC (“Series II” and together with Series I, the “Series”). Please complete all sections below. Capitalized terms not defined herein shall have the meaning ascribed to them in the Share Redemption Program.

1.	REDEMPTION FROM THE FOLLOWING ACCOUNT

Name(s) on the Account

Account Number	Social Security Number/TIN

Financial Advisor Name	Financial Advisor Phone Number

2. REDEMPTION AMOUNT (Check one, required)	3. REDEMPTION TYPE (Check one, required)

☐ All Shares	☐ Normal

☐ Number of Shares	☐ Death

☐ Disability

☐ Divorce

Additional documentation is required if redeeming due to Death, Disability or Divorce. Contact Investor Relations for detailed instructions at 1-833-344-0365.

4.	PAYMENT INSTRUCTIONS (Select only one)

Indicate how you wish to receive your cash payment below. If an option is not selected, a check will be sent to your address of record. Redemption proceeds for qualified accounts, including IRAs and other Custodial accounts, and certain Broker-controlled accounts as required by your Broker/Dealer of record, will automatically be issued to the Custodian or Broker/Dealer of record, as applicable. All Custodial held and Broker-controlled accounts must include the Custodian and/or Broker/Dealer signature.

☐ Cash/Check Mailed to Address of Record

☐ Cash/Check Mailed to Third Party/Custodian (Signature Guarantee required)

☐ I authorize Series I or Series II, as applicable, or its agent to deposit my redemption proceeds into my checking or savings account.

Name / Entity Name / Financial Institution	Mailing Address

City	State	Zip Code	Account Number

☐ Cash/Direct Deposit Attach a pre-printed voided check. (Non-Custodian Investors Only)

I authorize Series I or Series II, as applicable, or its agent to deposit my redemption proceeds into my checking or savings account. In the event that Series I or Series II, as applicable, or its agent deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Financial Institution Name	Mailing Address	City	State

Your Bank’s ABA Routing Number	Your Bank Account Number

PLEASE ATTACH A PRE-PRINTED VOIDED CHECK

5.	SHARE REDEMPTION PROGRAM CONSIDERATIONS (Select only one)

The Program contains limitations on the number of Shares that can be redeemed under the Program during any calendar quarter. In addition to these limitations, neither Series can guarantee that it will have sufficient funds to accommodate all redemption requests made in any applicable redemption period and ISQ Open Infrastructure Company LLC (the “Company”) may cause each Series to redeem fewer Shares than have been requested in any particular calendar quarter, or none at all. If the quarterly volume limitation is reached in any particular calendar quarter or the applicable Series’ board of directors determines to redeem fewer Shares than have been requested to be redeemed in any particular calendar quarter, Shares submitted for redemption for such calendar quarter will be redeemed on a pro rata basis after each Series has redeemed all Shares for which redemption has been requested due to death, disability or divorce and other limited exceptions. If redemption requests are reduced on a pro rata basis after each Series has redeemed all Shares for which redemption has been requested due to death, disability or divorce or other limited exceptions, you may elect (at the time of your redemption request) to either withdraw your entire request for redemption or have your request honored on a pro rata basis. If you wish to have the remainder of your initial request redeemed, you must resubmit a new redemption request for the remaining amount. Please select one of the following options below. If an option is not selected, your redemption request will be processed on a pro rata basis, if needed.

☐	Process my redemption request on a pro rata basis.

☐	Withdraw (do not process) my entire redemption request if amount will be reduced on a pro rata basis.

6.	AUTHORIZATION AND SIGNATURE

IMPORTANT: Signature Guarantee may be required if any of the following applies:

●	Amount to be redeemed is $500,000 or more.

●	The redemption is to be sent to an address other than the address we have had on record for the past thirty (30) days.

●	The redemption is to be sent to an address other than the address on record.

●	If name has changed from the name in the account registration, we must have a one-and-the-same name signature guarantee. A one-and-the-same signature guarantee must state “<Previous Name> is one-and-the-same as <New Name>” and you must sign your old and new name.

●	The redemption proceeds are deposited directly according to banking instructions provided on this form. (Non-Custodial Investors Only)

Investor Name (Please Print)	Signature	Date

Co-Investor Name (Please Print)	Signature	Date

Signature Guarantee (Affix Medallion or Signature Guarantee Stamp Below)	Custodian and/or Broker/Dealer Authorization (if applicable) Signature of Authorized Person

Please refer to the LLC Agreement and Memorandum you received in connection with your initial investment in the Company, for a description of the current terms of the Program. There are various limitations on your ability to request that the Company redeems your Shares, including, subject to certain exceptions, the Early Redemption Fee if your Shares have been outstanding for less than two years. In addition, redemptions under this Program will be limited in any calendar quarter to 5% of the Company’s outstanding Shares (by aggregate NAV) as of the last calendar day of the immediately preceding calendar quarter. The Company’s boards of directors (each, a “Board”) may determine to make exceptions to, amend or suspend the Program without Shareholder approval. Material amendments and/or suspension of this Program may be made by the Company’s Board in accordance with the LLC Agreement and will be, to the extent required under the LLC Agreement, promptly disclosed in such manner as is required under the LLC Agreement. Redemption of Shares, when requested, will generally be made quarterly. All requests for redemption must be received in good order by the Redemption Deadline, which is no later than 4:00 p.m. (Eastern time) on the last Business Day of the first month of the quarter. A Shareholder may withdraw his or her redemption request by notifying the transfer agent, directly or through the Shareholder’s financial intermediary, on the Company’s toll-free, automated telephone line, 1-833-344-0365. Redemption requests must be cancelled before 4:00 p.m. (Eastern time) on the applicable Redemption Deadline. The Company cannot guarantee that it will have sufficient available funds or that the Company will otherwise be able to accommodate any or all requests made in any applicable redemption period. All questions as to the form and validity (including time of receipt) of redemption requests and notices of withdrawal will be determined by the Company, in its sole discretion, and such determination shall be final and binding.

Mail to:

ISQ Open Infrastructure Company LLC

SS&C GIDS, Inc.

P.O. Box 219434

Kansas City, MO 64121-9302

Overnight Delivery:

ISQ Open Infrastructure Company LLC

SS&C GIDS, Inc.

801 Pennsylvania Avenue, Suite 219434

Kansas City, MO 64105-1307

NOTE: It is imperative to include the Suite number in this address.

Investor Relations:
1-833-344-0365